PHILIP K. HOLL

SECRETARY AND

ASSOCIATE GENERAL COUNSEL

August 23, 2011

Larry Green, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received

TCW Funds, Inc. Form N-14

File No. 333-175155

Dear Mr. Greene:

In connection with a response being made on behalf of TCW Funds, Inc. (the “Fund”) to comments you provided with respect to the TCW Funds, Inc. Form N-14 relating to the reorganization of the TCW Large Cap Growth Fund (“Fund”), the Fund hereby acknowledges that:

The Fund is responsible for adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

General

1.	Do the Fund and the TCW Select Equities Fund offer the same shareholder services?

Both funds offer the same shareholder services.

2.	Do the Fund and the TCW Select Equities Fund calculate their respective net asset values in the same way?

Both funds calculate their respective net asset values in the same way.

Prospectus

1.	The Statutory Prospectus for the Fund should accompany the Prospectus/Proxy Statement being sent to shareholders.

The Fund’s Statutory Prospectus will accompany the Prospectus/Proxy Statement that is sent to shareholders.

2.	On page two in the last line of paragraph two, delete “increase in.”

The phrase has been deleted.

3.	Add risk disclosure regarding investment in medium capitalization companies.

Additional risk disclosure has been added to the section titled “Risks of Investing in the Funds”.

4.	On page 16 in the second full paragraph change the phrase “equity equivalents” to “other securities with equity characteristics.”

The phrase has been deleted.

5.	Expand the disclosure with respect to the limitations on the use of the Fund’s capital loss carry forwards by the surviving fund.

Additional disclosure has been added to the section titled “Expenses of the Reorganization” at page 17.

6.	On the Capitalization Table on page 19 add the phrase “Select Equities Fund” to the Pro Forma Combined column heading.

Select Equities Fund has been added to the column heading.

7.	Add disclosure that the reorganization will benefit the Advisor because the expense reimbursement for the Large Cap Growth Fund will terminate.

Disclosure has been added to the section titled “Annual Fund Operating Expenses” at page 11 that if the Reorganization is approved, the Advisor will benefit from no longer being subject to the contractual fee waiver/expense reimbursement.

8.	Incorporate by reference the Fund’s semi-annual report dated April 30, 2011 as filed with the SEC.

In the Introduction and Statement of Additional Information disclosure has been added incorporating by reference the Fund’s semi-annual report dated April 30, 2011.

9.	Include an updated consent of Deloitte & Touche LLP.

An updated consent of Deloitte & Touche LLP has been included as an exhibit to the registration statement.

Should you have any questions feel free to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl
Philip K. Holl

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